KESSELRING HOLDING CORPORATION
2208 58th Avenue East
Bradenton, Florida  34203

August 23, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	Kesselring Holding Corporation
Form SB-2
Filed June 20, 2007
File No. 333-143908

Ladies and Gentlemen:

We previously filed the above-referenced Form SB-2 registration statement.  We hereby request that such registration statement be withdrawn at your earliest convenience.  No securities were offered or sold pursuant to this registration statement.  We request this withdrawal because the Company intends to pursue the registration of the securities at a later date.  Please apply the Company’s filing fee to its account with the SEC.  If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming, Esq., at 212-930-9700.

Thank you for your assistance in this matter.

Kesselring Holding Corporation

By:	/s/ Douglas P. Badertscher
Douglas P. Badertscher
CEO